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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

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                               SCHEDULE 14D-9/A
                               (Amendment No. 2)

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 ------------

                           MAXUS ENERGY CORPORATION
                           (Name of Subject Company)

                           MAXUS ENERGY CORPORATION
                       (Name of Person Filing Statement)

                    Common Stock, par value $1.00 per share
                        (Title of Class of Securities)

                                  577730 10 4
                     (CUSIP Number of Class of Securities)

                          McCarter Middlebrook, Esq.
                      Vice President and General Counsel
                           Maxus Energy Corporation
                           717 North Harwood Street
                           Dallas, Texas  75201-6594
                                (214) 953-2000
                 (Name, address and telephone number of person
                authorized to receive notice and communications
                   on behalf of the person filing statement)

                                   Copy to:

                           Robert A. Profusek, Esq.
                          Jones, Day, Reavis & Pogue
                             599 Lexington Avenue
                           New York, New York  10022
                                (212) 326-3939

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     This Amendment No. 2 amends the Solicitation/Recommendation Statement on
Schedule 14D-9 filed on March 3, 1995, as amended by Amendment No. 1 thereto filed on March 6, 1995 (as heretofore amended, the "Schedule 14D-9"), by Maxus Energy Corporation, a Delaware corporation (the "Company"), in connection with the tender offer (the "Offer") commenced on March 3, 1995 by YPF Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of YPF Sociedad Anonima, a sociedad anonima organized under the laws of the Republic of Argentina ("YPF"), to purchase all outstanding shares of common stock, par value $1.00 per share, of the Company (the "Shares") at a price of $5.50 per share, net to seller in cash.

     All capitalized terms not otherwise defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

     Item 8 of the Schedule 14D-9 is hereby amended by deleting the paragraph under Item 8(b) in its entirety and adding the following:

          (b) Certain Litigation. The Company has obtained copies of a number of complaints filed in the Chancery Court of the State of Delaware by alleged holders of Shares. In the various complaints, the plaintiffs purport to sue individually and on behalf of classes comprised of the holders of Shares, stockholders of the Company, or all holders of the Company's securities. The complaints name as defendants the Company, the directors and certain of the officers of the Company, a former director of the Company, and, with respect to some of the complaints, YPF, and allege, among other things, that the defendant directors and officers of the Company breached their fiduciary duties in approving the Offer and the Merger and that YPF aided and abetted the alleged breach of duties. The plaintiffs purport to seek orders enjoining the consummation of the Offer and the Merger (or the rescission of those transactions) or, in the alternative, accountings for any damages to the alleged classes, together with their attorneys' fees and other relief.

          On March 7, 1995, counsel in one of the pending cases filed an amended complaint, which repeated the original allegations and, in addition, asserted that the Schedule 14D-9 is materially misleading and deficient in a number of respects. At a hearing on March 9, 1995, the Court set
     March 28, 1995 as the date for a hearing on plaintiffs' request for a preliminary injunction enjoining the Offer and the Merger and directed the parties to proceed with expedited discovery.

          The defendants intend to vigorously defend these lawsuits, including the request for a preliminary injunction. The absence of an injunction, among other things, is a condition to Purchaser's obligation to purchase Shares tendered pursuant to the Offer. See "Termination" in Item 3(b)(2) above.

          (c) YPF Guarantee of Certain Company Debt. In a press release dated March 7, 1995, a copy of which is filed as Exhibit 7 hereto, YPF announced that, effective upon the Effective Time, YPF would guarantee unconditionally the Company's outstanding 11-1/4%, 11-1/2%, and 8-1/2% Sinking Fund Debentures, its 9-7/8%, 9-1/2%, and 9-3/8% Notes, and its outstanding medium-term notes.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

     The following exhibit is filed herewith:

     Exhibit 7 - YPF Press Release, dated March 7, 1995.
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      MAXUS ENERGY CORPORATION



                                      By:      McCARTER MIDDLEBROOK
                                         ------------------------------------
                                         McCarter Middlebrook
                                         Vice President and General Counsel

Dated:  March 9, 1995
                                       2
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                                 EXHIBIT INDEX

EXHIBIT        DESCRIPTION
- -------        -----------

Exhibit 7      YPF Press Release, dated March 7, 1995.

                                       3
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                                                                       Exhibit 7



                                [YPF LETTERHEAD]


Contacts:

New York: -      Darial Sneed/Florence Konkol
                 212 838-9400

Buenos Aires -   Jorge Estela
                 (54) 1 329-2126


                  YPF S.A. TO GUARANTEE MAXUS LONG-TERM DEBT

Buenos Aires, Argentina, March 7, 1995 -- YPF Sociedad Anonima (NYSE:YPF) announced that its Board of Directors today authorized YPF to guarantee unconditionally Maxus Energy Corporation's outstanding long-term debt -- about $1 billion -- upon the effectiveness of the merger between Maxus and YPF.

Jose A. Estenssoro, President and Chief Executive Officer of YPF, said that YPF had taken this step because of the widespread misunderstanding among Maxus' debtholders about the "keep-well" obligation to which YPF had previously agreed as a part of the merger agreement, and about its intentions regarding Maxus' debt. Mr. Estenssoro said, "it was always our intention to make sure Maxus' existing debt was paid. We never thought we could walk away from the obligations of our principal subsidiary and remain a company of international stature. So we just decided to put an end to the speculation and guarantee the debt."

The "keep-well" obligation in the merger agreement would remain in place for the benefit of the Maxus preferred stockholders. The long-term debt to be covered by the YPF unconditional guarantee is Maxus' outstanding 11 1/4%, 11 1/2% and 8 1/2% Sinking Fund Debentures, its outstanding 9 7/8%, 9 1/2% and 9 3/8% Notes, and its outstanding medium-term notes.